

November 16, 2012

Leong Siak Hung, Chief Executive Officer
Asia Entertainment and Resources Ltd.
Unit 605, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

  Re: **Asia Entertainment and Resources Ltd.**
     Form 20-F for the fiscal year ended December 31, 2011
     Filed March 16, 2012
     File No. 001-34804

Dear Mr. Hung:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ David R. Humphrey

         David R. Humphrey
         Accounting Branch Chief